Exhibit 99.2

Media Release

SERONO ANNOUNCES FORMAL CONCLUSION OF SEROSTIM SETTLEMENT

Geneva, Switzerland and Rockland, MA— December 15 2005  –Serono (virt-x: SEO and NYSE: SRA) announced today that one of its U.S. affiliates has voluntarily entered a guilty plea and the company has formally concluded the previously announced settlement of the government investigation led by the U.S. Attorney’s office in Massachusetts into commercial practices related to Serostim® [somatropin (rDNA origin) for injection].  The comprehensive settlement, announced in October, with federal and state agencies concludes all liabilities to the government in connection with the investigation.

The company’s U.S. products are Rebif® (interferon beta-1a), Novantrone® (mitoxantrone for injection concentrate), Gonal-f® (follitropin alfa for injection), Luveris® (lutropin alfa for injection), Ovidrel® (choriogonadotropin alfa injection), Crinone 8%® (progesterone gel), Cetrotide® (cetrorelix acetate for injection), Serostim®  [somatropin (rDNA origin) for injection], Saizen® [somatropin (rDNA origin) for injection] and Zorbtive™ [somatropin (rDNA origin) for injection]. These products continue to be available in the U.S. through Serono Inc., and are eligible for reimbursement under federal and state health care programs.

Settlement Background

In April 2005, the company announced that it had taken a $725 million provision to cover the settlement and related costs.  The provision, which was recorded as an exceptional charge in the company’s earnings report for the first quarter of 2005, is sufficient to cover the comprehensive settlements and related costs and the settlement amount will be paid in 2005.

About Serono

Serono is a global biotechnology leader.  The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology.  Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world.  Its products are sold in over 90 countries.  Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

Forward-looking statement

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

For more information, please contact:

Media Relations, USA:		Investor Relations, USA
Tel:	+1 781 681 2481	Tel:	+1 781 681 2552
Fax:	+1 781 6812935	Fax:	+1 781 681 2912
www.seronousa.com

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US